

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

James Byrd, Jr.
Chairman, Chief Executive Officer
Legion Capital Corp.
301 E. Pine St, Suite 850
Orlando, FL 32801

> **Re: Legion Capital Corp.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed February 6, 2020**
> **File No. 024-11123**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed February 18, 2020**
> **File No. 024-11123**

Dear Mr. Byrd:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2020 letter.

Amendments to Form 1-A filed February 6 and 18, 2020

General

1.   Your cover page states that Legion Capital Corporation is offering corporate bonds and preferred securities of its subsidiary, Legion Finance, LLC. Accordingly, please revise to add Legion Finance as a co-issuer of the securities, to disclose its capital structure, operations, funding and mechanics of how payments will be made on the offered securities and to file as exhibits to the qualification statement the articles and bylaws for

James Byrd, Jr.
Legion Capital Corp.
February 19, 2020
Page 2

Legion Finance. We may have further comments on your revised disclosures.

Financial Statements, page F-1

2. Please revise to include audited financial statements for Legion Finance, LLC or tell us why you believe they are not required under Rule 3-10 or Rule 3-16 of Regulation S-X. Refer to Part F/S (b)(7)(i) and (ii) of Form 1-A for guidance.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance